November 12, 2019

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Tonya Aldave, Esq.

Re:	Takeda Pharmaceutical Company Limited
Registration Statement on Form F-4 (File No. 333-233160)

Dear Ms. Aldave:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Takeda Pharmaceutical Company Limited (the “Company”), respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 9:00 a.m. Eastern time on Thursday, November 14, 2019 or as soon as possible thereafter.

Please do not hesitate to contact Keiji Hatano at Sullivan & Cromwell LLP at (81) 3-3213-6171, with any questions or comments with respect to this letter.

Very truly yours,

By:	/s/ Costa Saroukos
Costa Saroukos
Director and Chief Financial Officer